UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-34984

First Majestic Silver Corp.

(Translation of registrant’s name into English)

Suite 1800 – 925 West Georgia Street

Vancouver, B.C. V6C 3L2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference (i) as an Exhibit to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-290506) and (ii) into the Registration Statement on Form S-8 of First Majestic Silver Corp. (File No. 333-284314).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated December 18, 2025

99.2	Indenture, dated as of December 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: December 18, 2025
	By:	/s/ Samir Patel
	Name:	Samir Patel
	Title:	General Counsel & Corporate Secretary

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